Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in millions except ratio)

The ratio of earnings to fixed charges represents income from continuing operations before income taxes, minority interest, equity income (loss) of affiliates and cumulative effect of changes in accounting principles, divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. The financial information of all prior periods has been reclassified to reflect discontinued operations.

	Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income tax expense and accounting change (1)	$1,625	$1,046	$1,068	$896	$178
Adjustments:
Fixed charges added to earnings	103	101	101	91	132
Dividends from equity affiliates	1	—	2	2	—
Preferred dividends	—	—	—	—	(6)
Amortization of capitalized interest	13	16	16	9	9

	$1,742	$1,163	$1,187	$998	$313

Fixed Charges:
Net interest expense(2)	$97	$97	$97	$88	$129
Portion of rental expense representative of interest	6	4	4	3	3

Fixed charges added to earnings	103	101	101	91	132
Capitalized interest	57	39	13	9	5
Preferred dividends	—	—	—	—	6

	$160	$140	$114	$100	$143

Ratio of earnings to fixed charges	10.9	8.3	10.4	10.0	2.2

(1)	Income (loss) from continuing operations before income tax expense, minority interest, equity income (loss) of affiliates and cumulative effect of a change in accounting principle.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.